Filed by SanDisk Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SanDisk Corporation

Commission File No. 000-26734

Acquisition of SanDisk Corporation by Western Digital

Corporation Call

Company Participants

• Robert Blair, Vice President, Investor Relations of Western Digital

• Stephen D. Milligan, President and Chief Executive Officer of Western Digital

• Sanjay Mehrotra, President and Chief Executive Officer of SanDisk

• Olivier C. Leonetti, Executive Vice President and Chief Financial Officer of Western Digital

• Judy Bruner, Executive Vice President, Administration and Chief Financial Officer of SanDisk

Other Participants

• Richard Kugele

• Aaron Rakers

• Mehdi Hosseini

• Amit Daryanani

• John Pitzer

• Mark Delaney

• Steven Fox

• Joseph Wittine

• Jayson Noland

• Katy Huberty

• James Kisner

• Ananda Baruah

• Sherri Scribner

• Wamsi Mohan

MANAGEMENT DISCUSSION SECTION

Operator

Welcome and thank you for standing by. Welcome to Western Digital’s-SanDisk Conference Call. Presently all participants are in a listen-only mode. Later we will conduct a question-and-answer session. At that time you can touch star 1 on your touch-tone phone. As a reminder, this call is being recorded. Now, I’d like to turn the call over to Mr. Bob Blair. Thank you. You may begin.

Robert Blair

Thank you. This conference call contains forward-looking statements within the meaning of the Federal Securities Laws. Such forward-looking statements are based upon management’s current expectations, include known and unknown risks, uncertainties and other factors, many of which Western Digital is unable to predict or control, that may cause Western Digital’s actual results, performance or plans to differ materially from those expressed or implied by such forward-looking statements.

Additional information regarding forward-looking statements is included on pages two and three of the slides accompanying this presentation. Please review these materials for additional information on forward-looking statements and other important information.

This conference call does not constitute an offer to purchase or the solicitation of an offer to sell any securities or solicitation of any vote or approval in connection with this pending merger with SanDisk. Western Digital will file a Form S-4 registration statement that includes proxy statements of SanDisk and Western Digital and a prospectus of Western Digital regarding the merger. Western Digital and SanDisk will mail the definitive joint proxy statement prospectus to their respective shareholders. Investors and shareholders should read the joint proxy statement prospectus carefully when it becomes available because it contains important information about the merger.

In addition, Western Digital, SanDisk and the respective Directors, Executive Officers and certain other Members of Management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction.

You can find the information about Western Digital Directors and Executive Officers in Western Digital’s most recent Proxy Statement and about SanDisk Directors and Executive Officers in SanDisk’s most recent Proxy Statement. You may obtain a copy of these documents through the SEC’s website or on the Western Digital and SanDisk websites.

Before turning the call over to Western Digital, Chief Executive Officer, Steve Milligan, I want to inform you that Western Digital this morning released its preliminary earnings results and posted them to its Investor Relations website. SanDisk also released its quarterly results. They’ve posted these quarterly results and supplementary materials to its Investor Relations website.

Also please note that today’s conference call, including the Q&A portion of the call, will focus exclusively on the transaction announced today.

I will now turn the call over to Steve Milligan.

Stephen D. Milligan President and Chief Executive Officer

Thank you, Bob. Good morning to everyone who is joining us on this call, I am Steve Milligan, CEO of Western Digital and I am here with Sanjay Mehrotra, President and CEO of SanDisk along with the Olivier Leonetti, CFO of Western Digital and Judy Bruner, CFO of SanDisk.

Today’s an important day in our company’s evolution. We are acquiring SanDisk for an equity value of approximately $19 billion. We are very excited about this transaction which will create a global leader in storage technology. We will finance this acquisition with available cash on balance sheet, Western Digital equity and new debt of approximately $17 billion.

We believe the transaction has multiple long-term strategic benefits for Western Digital. The worldwide storage market is undergoing rapid evolution. Our combination with SanDisk creates a global leader to address this opportunity over the long run, driving significant shareholder value. The combined technology portfolio will enable us to more than double our addressable market and help us better compete in the fast-growing solid state drive market, while adding leadership positions in other growth areas.

The combination will result in a robust technology portfolio with strong up-the-stack positioning that will allow us to address rapidly evolving storage trends. Our vertically integrated business model with captive NAND supply bring significant cost benefits while ensuring design level control to address new high growth opportunities and help us better serve our customers.

We expect to realize significant cost savings from vertical integration and synergies from operating efficiencies that will create additional shareholder value. Given the financial profile of the two businesses, the combination will achieve scale and margin expansion.

Many of you know our companies well, but it is important to remind everyone of the strengths each company brings to the combination. I will now provide a quick snapshot of Western Digital and SanDisk, and Sanjay will also provide an overview in his remarks.

Western Digital is a leading data storage company with a strong position in hard drives. We continue to grow our solid state drive business and have made several acquisitions in this space helping to fuel this growth and establish strong up-the-stack positioning.

We have consistently focused on product innovation on industry leading technology portfolio of issued and pending patents and applications exemplifies this. We believe in driving innovation by building capabilities in intellectual property and committing to outstanding engineering talent.

We have demonstrated consistent profitability in cash flow while maintaining a strong balance sheet and have delivered significant shareholder value over the years. We have a strong track record of successfully integrating companies and have forged key partnerships.

I’d like to provide a little context around our strategy and the rationale for the transaction. There are several big industry trends influencing this transaction. Data growth — between 2013 and 2020, we’re expecting to see about 10x growth in data. Data is becoming more strategic, both for enterprises and end-users.

Workloads are increasingly transitioning to big data centric analysis, requiring massive amounts of storage and computing power. The accelerating trend of mobility and consumerization of IT is allowing us to establish direct relationships with data users.

Business’ desire to have more efficient and agile infrastructures is driving architectural transformation in the data center. This transaction allows us to fully participate, influence and shape each of these trends. The combination creates a global leader in storage solutions with scale, extensive product and technology assets and deep expertise in non-volatile memory.

The combination strengthens our ability to capture opportunities presented by an evolving landscape, such as growth in global data storage capacity demand, big data analytics, increasing adoption of digital media, widespread adoption of mobile devices and cloud computing, adoption of hybrid architectures and flash technologies within the data center, and financial wherewithal to capture growth opportunities in a rapidly evolving storage ecosystem.

This acquisition enables us to leverage industry growth drivers across hard disk drives and solid state drives. It will more than double our total addressable market by 2017. SSDs have become more broadly applicable outside of their historical used cases, creating a significant opportunity for us. For example, the Internet of Things requires NAND flash and many new applications and spaces.

The accelerating shift in the enterprise as well as in client SSDs is expected to drive double-digit growth in SSDs for the next five years. The smartphone and tablet revolution has created a data explosion. NAND continues to be a primary source of data storage in mobile devices.

This acquisition positions us well in these higher growth segments and enables us to achieve leadership in non-volatile memory. This combination will create one of the most comprehensive storage technology platforms with wide applicability in an increasingly data centric world.

The product portfolio will be strongly positioned in diverse end markets, covering every aspect of the data-driven world for both consumers and enterprise customers. The combined company will target an entire spectrum of customers, OEMs, enterprise, hyperscale and retail, as well as in products, desktops, notebooks, smartphones, cameras, tablets, connected devices, data centers and servers.

We’ll have strong up-the-stack positioning with standards-defining technology that will drive higher margin opportunities and software and systems. We’ll have extensive multi-channel distribution platforms underpinned by leadership across multiple channels, a combined company as an R&D leader with more than 15,000 patents and applications across a wide variety of storage technology.

Western Digital believes innovation is driven by building IP capabilities and committing to engineering talent. In SanDisk, we find a partner who believes in this as well. Together, we can create the broadest portfolio of storage technology solutions in the industry. We believe in innovation across the board. Our helium disk drive is a great example of innovation in the HDD area — we’re the world’s first and only supplier of helium-filled hard disk drives.

SanDisk has an industry leading IP portfolio that drives market leadership in 2D NAND, which includes its premier position in 3-bit-per-cell NAND architecture and the usage of it in its removable offerings and increasingly in embedded and SSD applications. They also have deep systems expertise in flash management such as ECC, wear-leveling and other algorithms.

The acquisition of Fusion-IO has given SanDisk a competitive edge in PCIe, a key area of growth in the enterprise market over the next several years. SanDisk will begin commercializing its second generation 3D NAND in 2016.

SanDisk expects to implement 3D NAND in removable, client, SSDs embedded and enterprise solutions.

Toshiba has been long-term strategic partner with SanDisk for 15 years. The partnership provides significant strategic benefit. This partnership will continue. The current JV extends all the way through next-generation technology investments such as 3D NAND. SanDisk and Toshiba work very closely as part of the JV to create NAND supply at scale in a capital-efficient manner. The JV will facilitate NAND sourcing and create secure access to stable NAND supply.

The combination provides an opportunity for significant cost benefits derived from vertical integration of SSD portfolios and operational synergies.

G&A consolidation, overlapping go-to-market consolidation and R&D efficiency will drive additional synergies. Additional revenue synergies are expected from improved cross-selling opportunities across channels and accounts, including the combined company’s enterprise customers.

Additional synergies are expected from new joint product development activities and faster time to market. We expect to achieve full annual run-rate synergies of $500 million within 18 months post closing.

Western Digital has established a strong track record of successfully integrating companies. We have successfully executed M&A transactions in excess of $5 billion since 2011, driving strong operational metrics and financial returns, including revenue growth of 50%, gross margin improvement of 800 basis points and cumulative free cash flow generation of $8 billion since 2011. We’ve also expanded in the higher margin and the high growth enterprise segments. We’ve also generated greater than 600% shareholder value over the last 10 years.

Before Olivier describes the details of the transaction, Sanjay will now make a few comments on behalf of SanDisk and provide their perspectives on the transaction.

Sanjay Mehrotra

Thank you, Steve and good morning everybody. I echo what Steve said at the outset, this is an exciting day for SanDisk with the combination with Western Digital, creating the largest global storage solutions company. It’s great to be together today to announce the transaction that we believe will deliver clear benefits to our customers, expanded opportunities for our employees as well as create long-term value for our shareholders.

SanDisk has grown at a 16% revenue CAGR in the past 10 years to become a global leader in flash storage solutions. We have built a leading, well-recognized brand in the consumer, mobile and SSD markets. Technology and innovation have been foundational for us. We are the leaders in 2D NAND technology and multilevel cell technologies, and we are at the cusp of transitioning to 3D NAND technology.

Our systems knowledge and expertise are deep, and we have generated more than 5,000 patents, representing one of the strongest and well-recognized IP portfolios in technology. SanDisk is an innovator with many industry firsts, such as CompactFlash and microSD removable cards, to InfiniFlash, our latest system-level offering for enterprise customers.

Four and a half years ago, we began the journey to become a differentiated provider of value-added solution such as SSDs. Our combined client and enterprise SSD sales have now grown to approximately 21% of revenue in Q3 this year.

Vertical integration is a key strategic strength for SanDisk. High volume, state of the art NAND flash, wafer fabs in Japan with our JV partner Toshiba, and in-house assembly and test facilities in Shanghai and Malaysia give us significant flexibility to rapidly respond to customer requirements.

The storage industry is evolving rapidly, and customers are looking for partners that understand data center requirements and the technologies shaping them. Innovative partners with deep technological capabilities, scale and ecosystem relationships are becoming increasingly critical to our customers. Both SanDisk and Western Digital have a shared heritage of innovation and our combined technical expertise will be unmatched in the industry. We are confident that this transaction provides excellent value for our shareholders, and I look forward to SanDisk contributing to the success of the combined company. With that, I’ll turn it over to Olivier.

Olivier C. Leonetti

Thank you, Sanjay and good morning. Let me take you through the details of the transaction. The equity value will be approximately $19 billion. The $86.50 per share would be comprised of cash and Western Digital stock.

If the previously announced investment in Western Digital by Unisplendour Corporation closes prior to the acquisition, Western Digital will pay consideration of $85.10 per share in cash and the balance in share of Western Digital common stock. And if the Unisplendour transaction has not closed or has been terminated, the consideration would consist of $67.50 per share and the balance in share of Western Digital common stock.

We plan to finance the transaction with the combination of balance sheet cash to the effect of approximately $6.8 billion [CORRECTED FROM $7.1 billion] and new debt of approximately $17.4 billion [CORRECTED FROM $17.1 billion] . The transaction is expected to close during the third quarter of calendar 2016 subject to closing conditions.

Let me now review the capital structure. We are creating an optimized and balanced capital structure post-transaction. The company will continue to pay its quarterly dividend of $0.50 per share, and we will suspend our share buyback.

We will continue to prioritize strategic flexibility. The pro forma capital structure is planned to allow for this flexibility and is optimized for rapid de-leveraging over time. We expect the acquisition to be accretive on non-GAAP earnings per share within 12 months of closing with a more diversified revenue base. The combination will immediately achieve scale and will be well diversified. The combination immediately achieves diversification on many levels, including addressable market, geographic split, PC dependents.

With that, I will turn the call back to Steve.

Stephen D. Milligan President and Chief Executive Officer

In conclusion, I would like to say that we are very excited about the combination we’ve announced today. Together, we will create a global leader in storage technology, creating value for our customers, shareholders and employees. I look forward to reporting on the progress of this in the future. Thank you very much for joining. We’ll now open the call for Q&A.

Q&A

Operator

Ladies and gentlemen we will now begin the question-and-answer portion of today’s call. [Operator Instructions]. One moment please for your first question. Our first question comes from Rich Kugele with Needham and Company.

Q - Richard Kugele: Thank you, good morning. I have a number of questions, but I will try and focus on the first couple. The — so let’s first talk about approval process, Steve, post the Unis investment, if that continues, did you think that the U.S. regulators will have an issue with indirectly a Chinese company having investment. And then in that same vein, did Toshiba sign off already or do you have to go now and ask them? Thanks — and I have a follow up.

A - Stephen D. Milligan: Hi Rich. So relative to — the CFIUS process, first thing is which I think is important is that relative to the investment or proposed investment that Unisplendour will make in our company, we were very careful to structure the transaction in a way that we felt would not make it, call it a covered transaction, very careful about that. And so, we feel very good about where we are at in that regard, and we are on track to have that transaction proceed through the approval process in the normal course and we do not believe that the subsequent announcement of the acquisition of SanDisk will affect that process. And then, I am sorry what was the second question Rich?

Q - Richard Kugele: Did Toshiba sign off on this transaction and — when you are saying that the joint venture would continue is that why you are able to say that?

A Stephen D. Milligan: Yeah, so relative to Toshiba, we have met with Toshiba, had good discussions with them and they are supportive of the transaction.

Q - Richard Kugele: Okay, then secondly on Samsung, obviously Samsung’s licensing agreement, I believe is scheduled to expire or re-up for renewal in April, or August of 2016, and it’s a substantial piece of SanDisk’s earnings. Can you just talk about what would happen there and if that’s included in your accretion comments?

A - Sanjay Mehrotra: With respect to the Samsung license agreement, you are right to note that it will expire in August 2016. And obviously we don’t comment ahead of time in terms of any discussions. As you know the current license is the third license that is underway with Samsung — it has been renewed a couple of times in the past and we will engage with Samsung in discussions in terms of renewing the license further.

Q - Richard Kugele: Okay. Just one last one then...

A - Judy Bruner: I would just add that we don’t believe this transaction has any impact on our license agreement.

Q - Richard Kugele: Okay. And then just lastly Steve, I guess we’re getting this question in our email. What does this acquisition get you really that a strategic investment in Toshiba or some other NAND fab couldn’t have provided?

A - Stephen D. Milligan: Well, we believe very strongly in the power of SanDisk and their assets both their people and their technology, their product capabilities. And we have looked at this market extensively for a while. And we think that this is the right move for us to make in order for us to fully participate in the broader data storage growth story. And so we feel — we feel great about the transaction.

Q - Richard Kugele: Okay. Thank you.

Operator

Thank you. Our next question comes from Aaron Rakers with Stifel Nicolaus.

Q - Aaron Rakers: Thanks for taking the questions and congratulations on the deal. A couple if I can as well. So, first of all, I want to examine or go a little bit deeper in the comments around rapid de-levering of the balance sheet. Can you talk a little bit about — I know you talked about accretion within 12 months, but how do we think about the capital intensity of the combined model? How do we think about the free cash flow generation? You expect obviously, underpinning that, that focus is a rapid de-leverage of the balance sheet.

A - Olivier Leonetti: Good morning Aaron. So, we have spent a lot of time regarding the optimization of the debt reduction. I’m not going to go into the details of those schemes today. But we believe that we should be achieving investment grade rating within three years to five years post closing.

Q - Aaron Rakers: Okay. And there is no — you can’t share any thoughts on what maybe the combined entity would look like from a free cash flow perspective, after?

A - Olivier C. Leonetti: Not today, Aaron.

Q - Aaron Rakers: Okay. And then just to kind of think about the overall portfolios and the assumptions that you are making. I know you talk about kind of a $19.7 billion of combined revenue on a trailing 12 months basis. How are you thinking about the portfolios? And what I mean by that is, when you look at the mapping of the pieces of both companies, there are some areas of overlap be it Virident and Fusion-IO. How much dis-synergy do you see from a revenue perspective or how much we assumed in your model expectations?

A - Stephen D. Milligan: Yes. So we — there is very little overlap between the two companies. And so — but we have modeled various different scenarios in terms of where there may be some dis-synergies I would portend that those are not particularly significant in terms of estimating this.

Q - Aaron Rakers: Okay. Thank you. I’ll cede the floor.

Operator

Our next question comes from Mehdi Hosseini from Susquehanna. Your line is open.

Q - Mehdi Hosseini: Yes. Thanks for taking my question. One short-term oriented question and one long-term. How do you see the integration of Hitachi and now SanDisk playing out? Is there — how should we think about one distracting you from accomplishing the other one?

And the long — and the second question which is more of a longer-term, I don’t see any flash array of the either one of the entities, and how do you see the combined entities offering flash array products, and is this something that could further accelerate synergies that you talked about?

A - Stephen D. Milligan: Sure. So just to comment on the announcement that was made on Monday in terms of the revision of our hold-separate restriction with China on the WD and HGST side. One of the things we have to keep in mind is that because of regulatory review and that sort of thing, we don’t expect the SanDisk transaction to close until, we’ve estimated the third quarter of calendar of 2016.

We — as we’ve indicated on Monday, integration planning on the execution of the WD and the HGST integration has begun immediately. We expect to be able to accomplish a lot in relatively short period of time, positioning us to be able to — quickly be able to integrate the SanDisk operation into our combined structure. And so we’ve sequenced this in such a way that we think we’ll be able to manage the integration process for both of those events in a structured and efficient manner.

And regarding all-flash arrays: That is a segment of the market that from — I’ll call it from a technology building block perspective, we’ve evaluated and looked at quite extensively on both Western Digital side and on the SanDisk side. We are not, you know, prepared to make any product announcements here, but that’s something that we’ll continue to look at and I think be prepared to have compelling offerings in that space as well.

Q - Mehdi Hosseini: Thank you.

Operator

Thank you. Next question is Amit Daryanani with RBC Capital Markets.

Q - Amit Daryanani: Thanks. Good morning, guys. A couple of questions from me. One I guess, Stephen a big concern I think everyone had on a possible transaction like this is capital allocation in Western Digital, could you just talk about you suspend the buyback today, is it something you intend — the suspension to be a shorter term thing, or are you going to re-think the entire cap allocation story?

And then cap ex requirements for SanDisk, do you think that spikes up as they have to start investing in 3D NAND on a go-forward basis?

A - Stephen D. Milligan : Regarding capital allocation, yes, we have suspended our share buyback given the pending close of this transaction. I am not going to comment on our specific plans going forward in terms of capital allocation, but obviously when the transaction closes, our priority will be on de-levering the balance sheet from a debt perspective. And we think that from a shareholder return value creation perspective, this is the most efficient use of our capital. And the capital — our cap ex requirements related to 3D NAND and the SanDisk business have been appropriately factored into our financial forecast.

Q - Amit Daryanani: Got it. And then Olivier, really quick, do you think there’s potential for SanDisk’s tax rate to come lower post the transaction and could that potentially be a lever for accretion for you guys as well?

A - Olivier C. Leonetti: So the short answer is yes and that’s part of the comments I had earlier.

Q - Amit Daryanani: Perfect. Thank you and proactively I am looking forward to your Analyst Day once the deal closes.

Operator

Thank you. Our next questioner is John Pitzer with Credit Suisse.

Q - John Pitzer: Yeah. Good morning guys. Thanks for letting me ask the questions. Steve in your prepared comments you rightly mentioned that the NAND industry is at sort of an inflection point from planar to 3D. SanDisk has been sort of the low-cost producer on 2D, which has helped them significantly on the planar side. I am kind of curious, from your perspective, how did you assess sort of the cost structure of 3D and how did you get comfortable with that just given how early we are in that transition?

A - Stephen D. Milligan : As part of our process of evaluating the transaction and due diligence, we and a dedicated group of our employees did extensive analysis in terms of where SanDisk is at with that 3D NAND transition, both from a technical perspective and from a financial perspective. And the results of that I guess you could say in terms of consummating and announcing the transaction, we are comfortable with where the company is at and we are comfortable with how we think that as a combined entity we’ll be positioned in terms of that technology transition.

Q - John Pitzer: That’s helpful and then maybe it’s a follow-up for Sanjay and Judy. Guys I wondered if you could just — earlier question about cap ex, could you just remind us kind of what the capital strategy is around the 3D build-out over the next 12 to 18 months? And I guess there was a press release, I believe it was yesterday with Toshiba talking about sort of fab equipment for 3D. So can you just help us understand how we should think about your cap ex over kind of the next 12 months or so?

A - Judy Bruner: Sure. This is Judy. I’ll take that. We have said that in the initial transition to 3D, the capital intensity will go up for SanDisk, but it will remain, we believe, within the target financial model that we’ve defined for cap ex, which is 20% to 30% of our revenue. And so we are — this is very planned. We have planned this over time. We will begin ramping our 3D in 2016 in the new fab 2 that was just announced last night.

Q - John Pitzer: That’s helpful, Judy. Thanks guys and congratulations.

A: Thank you.

Operator

Thank you. The next question is Mark Delaney with Goldman Sachs.

Q - Mark Delaney: Good morning and thanks very much for taking the questions. First question is, hoping you could elaborate a little bit more on the product development and can you just help us better understand, are there any sorts of product offerings that the combined companies can develop that you didn’t think you would be able to develop independently and does that involve kind of full storage solutions and what sort of go-to-market strategies that may look like?

A - Stephen D. Milligan: Yes, sure, Mark. That, you know, subject to detailed planning honestly, but you — the short answer to your question is, yes. I mean, we believe that there is significant opportunity for us as a combined company to have a very compelling product and technology offering and to use that platform to add value, I’ll call it above the device. And so the notion that you sort of teed up is really critical and essential to the investment thesis and product thesis behind this transaction.

Q - Mark Delaney: And as — a second question, can you just help us understand are there any extra implications that we should be reading into this in terms of what your views are for just the traditional hard drive business. Do you see any increased secular pressures on hard drive that make you think you think to need to be more involved in flash than you have been in past or is this not something that it is related to the hard drive business, is more about what you think the flash market can do?

A - Stephen D. Milligan: Yeah, so our view regarding the hard drive market remains the same. And I would contend that we have been, I’ll call it realist relative to the hard drive market. And what I mean by that is, is that we really got, I’ll call it some cross currents. We’ve obviously seen pressure on our PC-related business, both from the standpoint of decline in terms of overall PC unit volumes as well as increasing penetration in those PC devices of solid state drives. And then offsetting that is, meaningful growth in terms of particularly our capacity enterprise business and other areas where hard disk drives have very strong compelling value from a data storage perspective.

And if you really think about this transaction, our story over the last several years is really been all about data growth. Western Digital, the standalone entity arguably had the most or the broadest product portfolio to be able to participate in that data growth story, this just adds to that story. We are going to be able to fully participate across all storage devices, across all devices in that data growth story and not only that, have the technology and the capability to add value across all of those devices in a way that is entirely unique from a storage industry perspective. But fundamentally, we have not seen any short-term change in terms of our view on the HDD market. But really the thing that we were trying to do is — how do we more broadly participate in this data growth story and use our technology across the board to offer more compelling solutions for our customers.

Q - Mark Delaney: Thank you.

Operator

Thank you. Next question is Steven Fox with Cross Research.

Q - Steven Fox: Thanks. Good morning. Steve, I was wondering if maybe I could get you the drill down a little bit further on those comments. Specifically, one on the retail side, my understanding is, both you and SanDisk have very good channels into the retail markets, I was curious how complimentary, how much overlap there is, what each of you can maybe help the other in?

And then secondly, on the enterprise side, if you could talk a little bit about, given how SanDisk has done a lot of acquisitions in the last couple of years, but has also had sort of some hiccups with their own product portfolio maybe how you can help them on the enterprise side going forward? Thanks a lot.

A - Stephen D. Milligan: Yes, and on the retail perspective that’s a really interesting point, we are very complimentary in that regard. Western Digital for a number of years is — had a very strong position in the branded products or retail area. SanDisk also is very strong in that regard and like I said in a very complimentary way. And we think that combined we will be a very powerful — I’ll call it brand in sort of a broad sense. And we’ll be able to increase our presence in that market and bring very compelling solutions to consumers across the board. So we’re actually very excited about that opportunity.

Regarding SanDisk’s acquisitions, I can’t speak to all the specifics of that in terms of the details and in terms of whatever challenges have been faced on the SanDisk side, obviously, we’ve had some discussions of that. The one thing that I will indicate is that, we Western Digital have done a number of acquisitions over many years. And believe that in terms of the capability to efficiently and effectively integrate entities and combine them is one of our core strengths. And certainly the combined power from an enterprise solutions perspective, we think we’re going to have a very powerful story from an innovation and from our customer perspective in that space.

Q - Steven Fox: Thanks very much. Good luck, everyone going forward.

Operator

Thank you. Our next question is Joe Wittine with Longbow Research.

Q - Joseph Wittine: Hi, thank you. So the question on the synergies just for modeling, I guess, I want to confirm the 500 million is op ex only and, therefore, the vertical benefits and the potential tax benefits that Olivier alluded are on top of that? And then second within that, if you could just ballpark the gross margin benefit of going vertical within SSDs. I assume you won’t have a great number for us, but is it 5%, is it 25% et cetera?

A- Stephen D. Milligan: Yeah. I’ll just make one comment on and I’ll turn it over to Olivier. The $500 million was not specific as to the geography and the P&L. So it’s a combination of cost synergies or op ex synergies plus the synergies that we get as a combined entity for being able to secure NAND at a lower cost related to our ongoing SSD business, so there is — you know that synergy as well. I’ll turn it over to Olivier to comment on that one.

A - Olivier C. Leonetti: Yeah, though synergies are expected to increase from this 0.5 billion run-rate which would be as indicated before achieved within a year and half. And when we say expected to increase, we will believe the increase could be actually material. A large proportion of the savings would be in COGS due to the benefits associated with vertical integration. In term of tax, I am not going to provide much more details than what I have indicated already. We believe that we can make the combination very tax effective and that was obviously part of the — our thesis on this acquisition.

Q - Joseph Wittine: Okay. Thanks and then, Steve, follow-up here, is the question I am getting from shareholders is how you became comfortable with the price — its 40% above before the banker leaks began. So give us an insight of the Board’s thought process, especially because it requires you abandon the buyback since the stock is at a 52-week low? Thanks.

A - Steve Milligan: Yeah. One thing that I think that we need to keep in mind is that we have been looking at this market and thinking about it for quite a while. If you remember, we, back in 2008 entered into a joint development arrangement with Intel for enterprise class SSDs and we’ve been fortunate to have established a leadership position in that market in terms of SAS element of that market. And so, we have been thinking about the opportunity to vertically integrate in terms of NAND and not only that, the broader opportunity to expand our product and technology portfolio.

We have — we thought about the variety of different players in terms of the different transactions that we could do. And I think one of the previous analysts talked about, you know, kind of other investments or joint ventures or what sort of thing. We’ve looked at and explored a lot of opportunities. This is not something where we woke up a month ago and said, hey, why don’t we give this a shot and see if it works out. It’s something that strategically, we have analyzed for quite a bit of time.

As part of that, we did extensive modeling from a financial perspective looking at not only, call it, a base case scenario but upside and downside scenarios and extremes. And as part of that we’ve arrived at what we thought was a price that made sense for us and our shareholders. And also a price that we think represents compelling value for SanDisk’s shareholders as well. So there is a lot that went into that and obviously there is — you know, the negotiating part of that in terms of what the SanDisk Board and with Sanjay but we feel very comfortable with the price that we arrived at.

Q - Joseph Wittine: It’s helpful. Thanks.

Operator

Thank you. The next question is Jayson Noland with Robert W. Baird.

Q - Jayson Noland: Okay, great. Thank you. I guess the clarification first, with the Unis investment the original expectation was close of late cal 2016 or early cal 2016. Does this transaction change the timing of Unis?

A - Stephen D. Milligan: No.

Q - Jayson Noland: Okay. And then a follow-up, Olivier, can you bracket what the terms of the new debt facilities would be for modeling purposes?

A - Olivier C. Leonetti: So, we are going to issue — we are going to use 17.4 billion of debt [CORRECTED FROM $17.6 billion of new debt]. They are going to go through all the spectrum of the various instruments pretty much all of them equally represented from term loan A to B, from secured and unsecure bond. So we — balance in term of debt and we believe that the terms we have been able to negotiate with our banking partners actually are favorable to this transaction as well.

A - Stephen D. Milligan: Yeah and in due course we will disclose more fully the terms of the debt.

Q - Jayson Noland: Okay, congratulations. Thank you.

A - Stephen D. Milligan: Thank you.

Operator

Thank you. Next question is Katy Huberty with Morgan Stanley.

Q - Katy Huberty: Yeah, thanks. Congrats on the deal. As you know the drive market has enjoyed a period of relative stability over the past three years post consolidation which — isn’t necessarily the case for the NAND market, how did you contemplate the potential for increased volatility in thinking about the purchase price and also is there anything you can do either near or long-term to take out some of that inherent volatility in the NAND market? Then I have a quick follow-up.

A - Stephen D. Milligan: Yeah, well, it’s an interesting question Katy, because those that have sort of worked in the drive industry for a while, we are at least from a historical perspective, used to volatility and dealing with the challenges that you know that, that provides. And so, yes you are right, over the last few years, we have enjoyed certainly in terms of our financial results, we’ve enjoyed pretty stable financial results and that’s as you know even with the challenges that we faced or the dis-synergies that we’ve dealt with as it relates to hold-separate. And not only that, the decline that we’ve seen in terms of PC volumes, so we think that we are a pretty effective team in terms of being able to manage challenging situations and volatility.

We recognize the fact that SanDisk’s business is a little bit different than ours in terms of the volatility profile, but we feel that as a management team not only from the standpoint of legacy Western Digital, but also the SanDisk employees we feel that we are more than capable of dealing with inherent volatility related to the business.

Q - Katy Huberty: Okay, now understand accretion hits within 12 months of the deal, but how should we think about total impact to fiscal 2017 earnings for WD?

A - Olivier C. Leonetti: The — so the impact, it would be accretive by about, probably about 10% give or take, after about a year.

A - Stephen D. Milligan: As we get closer we’ll provide more specific details Katy.

Q - Katy Huberty: Okay, understood. Thank you.

Operator

Thank you. Your next question is James Kisner with Jefferies & Company.

Q - James Kisner: Thanks guys. I just actually want to ask a question related to your pre-announcement, so the gross margin came a little light. I am just wondering how much that is mix and it’s a little surprised given that Seagate suggested perhaps you are gaining share in your line, was there any incremental pricing pressure? And then, you know, for SanDisk, I just want to understand the drivers of the weak guidance? Thank you.

A - Robert Blair: James, it’s Bob Blair you may have missed my comment at the outset of the call. But the focus of today’s call including Q&A is exclusively on the deal announced today, the transaction.

Q - James Kisner: Okay. Fair enough. So I guess one question, just regarding Fusion-IO you mentioned — I mean, is there any chance that you guys could — and I guess I assume your synergy number include some of this. But could that be run for cash and just investment period back more on Fusion-IO given your — in portfolio?

A: Can you repeat that, I am sorry.

Q - James Kisner: I was asking if you might run Fusion-IO differently given the overlap in the portfolio, could you — you know that’s obviously had a tough go and the environment is turning more competitive, might you’d be able to — it could that be a pretty big focus in terms of driving synergy?

A - Stephen D. Milligan: Yeah, at this stage and again in terms where we at with the transaction we are not prepared to address, you know, detailed plans regarding, you know, specific actions related to business, suffice to say that we think that our assets and SanDisk’s asset are very complementary and we intend to find a cost-effective and efficient manner to combine the power of those in a way that benefits our customers and shareholders.

Q - James Kisner: Okay. Just one final thing, just housekeeping, this debt raise just seems particularly big, you know, there any chance that you might be doing some refinancing here under the covers, I mean, I just wanted to understand you are doing the math, just seems like this debt is a little bigger that it needs to be? Thanks.

A - Olivier C. Leonetti: As I indicated we believe, we will have the ability to de-lever relatively quickly and reach back investments grade rating within three years, maybe slightly longer.

Q - James Kisner: Yeah. Thank you.

Operator

Thank you. The next question is Ananda Baruah with Brean Capital.

Q - Ananda Baruah: Hey, thanks guys. Good morning and congrats on this. A couple of questions if I could, I guess the first is with regards to the sales force — sales synergies as we look out post close, could you sort of comment around what — what the new sales force — I’m really thinking sort of OEM sales force could look like, how that would be constructed and what — sort of the portfolio selling dynamics look like once you guys get to that point? And then I have a follow-up. Thanks.

A - Stephen D. Milligan: Yeah, so kind of similar to what the previous question in terms of — talking about specifics. I mean I’ll only sort of make some high level comments on that. Obviously in terms of sales force both for ourselves and SanDisk, there is a fair amount of overlap and we do think that there is a lot of opportunity there for us to realize synergies. And not only that from a cross-selling or portfolio perspective, I mean we’re going to have — we are going to have the most compelling product offering for our customers on a global basis.

And we think that that’s a great opportunity for us. It’s a great opportunity for us to derive value from our shareholders and we also think that it’s a huge opportunity for our customers to be able to provide a basket of product offerings that is unprecedented and extremely unique in terms of the broader storage industry. So we think there is a lot of opportunity for our shareholders and for our customers in terms of how to leverage our go-to-market capabilities on a global basis.

Q - Ananda Baruah: To that end on the enterprises SSD portfolio, just with regards to some of the earlier remarks. Could you, sort of, just walk through us in a little greater detail, how complementary, I guess how you guys view, kind of, where the enterprise portfolio — SSD portfolio — is there complementary versus overlapping at this point? That’d be really helpful. Thanks.

A - Stephen D. Milligan: In fact, it’s fairly simple, I mean, we — essentially we’re — we are complementary and the only area of — I’ll call it relatively minor overlap is in the SAS SSD area, and even within that segment the HGST product portfolio tends to be a little bit more of a higher-end offering within the SAS market. SanDisk tends to be a little bit more at the lower or mid-range performance level. So even in that regard, although there is some overlap depending upon how you segment the market, we actually think that it’s very complementary.

Obviously, we both have PCIe offerings right now. Our market share on the HGST side is pretty low, but we have an NVMe offering and, obviously, the legacy Fusion-IO product is in place on the SanDisk side. And we also think that there is a lot of complementary — our products complement each other and we also think that our combined technology capability is very powerful and will really be a big asset from an innovation perspective as it relates to our customers.

A- Sanjay Mehrotra: And on the enterprise SATA side also very complementary.

A - Stephen D. Milligan: Yeah exactly. Yes. We really have minimal presence in terms of SATA. I think it’s really, sort of, legacy products as it relates to some of the Astech offerings that we inherited when we did that acquisition.

Q - Ananda Baruah: That’s very helpful. Congratulations. Thanks a lot.

Operator

Thank you. Next question is Sherri Scribner with Deutsche Bank.

Q - Sherri Scribner: Hi, thank you. I just wanted to ask about your strategy in the consumer SSD market. Historically, Western Digital is focused on enterprise market, but obviously with the SanDisk acquisition and the acquisition of your own — or at least to access to a fab — are you continuing to emphasize the consumer market like SanDisk has, what’s your strategy there?

And then as a follow up to some of the other questions. What is your strategy for using other NAND suppliers going forward? Do you plan to just be vertically integrated or will you continue your relationships with companies like Intel? Thanks.

A - Stephen D. Milligan: Yeah. So if you look at where our emphasis will be. I mean, if you look at Western Digital in a broad sense, we are a full line supplier to pretty much all customers that use hard drives. And, yes, our focus has — from an SSD perspective, has been in the enterprise area. Primarily that’s a function of not only where we thought we could add value from a product perspective, but it’s also where we thought we could make money. So we wanted to make sure that there was economic value to be had.

Obviously, by virtue of being vertically integrated it provides us with the opportunity to more fully participate across all market segments and so — and to do what I will call a dynamic bit allocation methodology that is effective not only from a market perspective, but also from the financial perspective. So we continue to expect that we will be full participants in the HDD market and in the flash memory market across all segments. Regarding NAND and our plans in terms of securing other NAND, I’m not prepared to comment on that specifically, but obviously, primary source of our NAND going forward as we transition certain relationships will be in terms of the SanDisk NAND.

Q - Sherri Scribner: Thank you.

Operator

Thank you. Our final question comes from Wamsi Mohan with Bank of America.

Q - Wamsi Mohan: Yes. Thank you. Good morning. Steve you already noted that the trend of flash should be in the coming more relevant for some time now. I’m curious on the timing of the deal and any color you might be able to share on how long you’ve been in the discussions here with SanDisk. Why not wait for a longer time to assess the technology transition risk associated with 3D NAND versus doing this transaction right now, and I’ve a quick follow-up.

A - Stephen D. Milligan: Yeah. So, I’m not going to get into all the details in terms of how long we’ve been in discussions and all that. I mean, Sanjay and I have — we’ve known each other for a while. We informally have talked over a long period of time in terms of our thoughts on the industry and our thoughts on the market. And a bit back here we began engaging in more extensive discussions regarding whether it made sense for us to put the two companies together and we felt that the timing was right in terms of the opportunity. The reality of things is, in terms of a variety of different dimensions, the timing is never perfect one way the other and hindsight will always be 20-20, but we felt that this made sense both from a financial perspective and from a technology transition perspective and we feel great about what we are doing here.

Q - Wamsi Mohan: Thanks, Steve. And Sanjay, really quick if I would ask you, obviously you can’t comment on the specifics regarding the renegotiation with Samsung, but can you give us a historical context in the prior three times as this was renegotiated, was there a material step-down every time on the royalty contribution?

A - Sanjay Mehrotra: NAND flash industry has grown over the course of the years, and yes, as the industry opportunity has grown in our licensing negotiations, the royalty rates in the past have come down. But you know the details of each of the agreements were different. You know for example, the very first licensing agreement did not have MLC that was licensed. Subsequent licenses had MLC and you know that was a significant royalty for MLC and then later as you know that the current license — 3D specific pattern claims are not licensed. So there are different opportunities in each of these transactions and various factors are taken into consideration when we negotiate our license renewals. And of course, as you know, in the past sometimes it has involved some litigation as well.

Q - Wamsi Mohan: Thank you.

A - Stephen D. Milligan : Okay. I want to just clarify one comment and then we’ll end the call. There was a question earlier about debt refinancing. We as part of this transaction will be refinancing both existing Western Digital debt as well as SanDisk debt. And so as I indicated earlier in due course, we’ll be disclosing the specifics of that, but I wanted to clarify that that was part of our financing plans.

So, with that, thank you for your time, thank you for listening to the call and we’ll look forward to keeping you up-to-date on the status of this transaction and the balance of our business as we move forward. So, have a good day. Thank you.

Operator

Thank you for your participation. That does conclude today’s conference. You may disconnect at this time.

Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements are based on SanDisk Corporation’s (“SanDisk”) current expectations, estimates and projections about its business and industry, management’s beliefs, and certain assumptions made by SanDisk and Western Digital Corporation (“Western Digital”), all of which are subject to change.  Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words.  Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the proposed merger and the expected date of closing of the merger with Western Digital’s wholly-owned subsidiary, Schrader Acquisition Corporation.  These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.

Important risk factors that may cause such a difference in connection with the proposed merger include, but are not limited to, the following factors: (1) the inability to complete the merger due to the failure to obtain stockholder approval for the merger or the failure to satisfy other conditions to completion of the merger, including the receipt of all regulatory approvals related to the merger; (2) uncertainties as to the timing of the consummation of the merger and the ability of each party to consummate the merger; (3) risks that the proposed merger disrupts the current plans and operations of Western Digital or SanDisk; (4) the ability of Western Digital and SanDisk to retain and hire key personnel; (5) competitive responses to the proposed merger; (6) unexpected costs, charges or expenses resulting from the merger; (7) the outcome of any legal proceedings that could be instituted against Western Digital, SanDisk or their respective directors related to the merger agreement; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; (9) the inability to obtain, or delays in obtaining, cost savings and synergies from the merger; (10) delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the merger; and (11) legislative, regulatory and economic developments.  These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed merger.  The forward-looking statements in this document speak only as of this date. Neither SanDisk nor Western Digital undertake any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SanDisk’s overall business, including those more fully described in SanDisk’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 28, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Western Digital’s overall business and financial condition, including those more fully described in Western Digital’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended July 3, 2015.  The forward-looking statements in this document speak only as of date of this document.  We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.

Additional Information And Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Western Digital will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of SanDisk and Western Digital.  Each of SanDisk and Western Digital will provide the joint proxy statement/prospectus to their respective stockholders.  SanDisk and Western Digital also plan to file other documents with the SEC regarding the proposed merger.  This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which SanDisk or Western Digital may file with the SEC in connection with the proposed merger.  INVESTORS AND SECURITY HOLDERS OF SANDISK AND WESTERN DIGITAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain copies of all documents filed with the SEC regarding this merger, free of charge, at the SEC’s website (www.sec.gov).  In addition, copies of the documents filed with the SEC by SanDisk will be available free of charge on SanDisk’s website at http://www.sandisk.com.  Copies of the documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at http://www.westerndigital.com.

Participants in the Solicitation

SanDisk, Western Digital, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from SanDisk and Western Digital stockholders in connection with the proposed merger.  You can find more detailed information about SanDisk’s executive officers and directors in its definitive proxy statement filed with the SEC on April 27, 2015.  You can find more detailed information about Western Digital’s executive officers and directors in its definitive proxy statement filed with the SEC on September 23, 2015.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  Additional information about SanDisk’s executive officers and directors and Western Digital’s executive officers and directors can be found in the joint proxy statement/prospectus regarding the proposed merger when it is filed with the SEC.